SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                              TASKER CAPITAL CORP.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    87652D109
                                    ---------
                                 (CUSIP Number)

                                Thomas R. Brazil
                         Boston Financial Partners, Inc.
                           89 Turnpike Road, Suite 210
                          Ipswich, Massachusetts 01938
                                 (978) 356-7755
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:
            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Boston Financial Partners, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                  (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR Place of Organization

            Massachusetts

NUMBER OF         5    SOLE VOTING POWER             470,300
SHARES
BENEFICIALLY      6    SHARED VOTING POWER           470,300
OWNED BY
EACH              7    SOLE DISPOSITIVE POWER        470,300
REPORTING
PERSON WITH       8    SHARED DISPOSITIVE POWER      470,300

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            470,300

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%

12    TYPE OF REPORTING PERSON*

            CO

                                *SEE INSTRUCTIONS

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas R. Brazil

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                  (b) |_|

4     SEC USE ONLY

5     CITIZENSHIP OF Place of Organization

            United States

NUMBER OF         5    SOLE VOTING POWER             470,300
SHARES
BENEFICIALLY      6    SHARED VOTING POWER           470,300
OWNED BY
EACH              7    SOLE DISPOSITIVE POWER        470,300
REPORTING
PERSON WITH       8    SHARED DISPOSITIVE POWER      470,300

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            470,300

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%

12    TYPE OF REPORTING PERSON*

            IN

                                *SEE INSTRUCTIONS

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gail Brazil

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                  (b) |_|

5     SEC USE ONLY

6     CITIZENSHIP OF Place of Organization

            United States

NUMBER OF         5    SOLE VOTING POWER             470,300
SHARES
BENEFICIALLY      6    SHARED VOTING POWER           470,300
OWNED BY
EACH              7    SOLE DISPOSITIVE POWER        470,300
REPORTING
PERSON WITH       8    SHARED DISPOSITIVE POWER      470,300

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            470,300

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%

12    TYPE OF REPORTING PERSON*

            IN

                                *SEE INSTRUCTIONS

Item 1(a). Name of Issuer

      Tasker Capital Corp.

Item. 1(b). Address of Issuer's Principal Executive Offices

      40 Grove Street, Suite 140, Wellesley, Massachusetts 02482

Item 2(a). Name of Person Filing

      Boston Financial Partners, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence

      89 Turnpike Road, Suite 210, Ipswich, Massachusetts 01938

Item 2(c). Citizenship

      United States

Item 2(d). Title of Class of Securities

      Common Stock, par value $.001 per share

Item 2(e). CUSIP Number

      87652D109

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b) - 1(b)(1)(ii)(E),

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

      (a)   Amount beneficially owned: 470,300 (the "Shares")

      (b)   Percent of class: 3.9%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 470,300

            (ii)  Shared power to vote or to direct the vote: 470,300

            (iii) Sole power to dispose or to direct the disposition of: 470,300

            (iv)  Shared power to dispose or to direct the disposition of:
                  470,300

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [v].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

      N/A

Item 8. Identification and Classification of Members of a Group

      See Exhibit A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 29, 2003                   BOSTON FINACIAL PARTNERS, INC.


                                       By: /s/ Thomas R. Brazil
                                           -------------------------------------
                                       Name:  Thomas R. Brazil
                                       Title: President


                                       By: /s/ Thomas R. Brazil
                                           -------------------------------------
                                       Name:  Thomas R. Brazil


                                       By: /s/ Gail Brazil
                                           -------------------------------------
                                       Name:  Gail Brazil

                                                                       Exhibit A


        Item 8. Identification and Classification of Members of the Group

Name:     Thomas R. Brazil

Address:  89 Turnpike Road, Suite 210
          Ipswich, MA 01938

Reporting Person: Boston Financial Partners, Inc.

Name:     Gail Brazil

Address:  89 Turnpike Road, Suite 210
          Ipswich, MA 01938

Reporting Person: Boston Financial Partners, Inc.